

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

<u>Via Facsimile</u>
Kathryn Fagan
Chief Financial Officer
Annaly Capital Management, Inc.
1211 Avenue of the Americas
Suite 2902
New York, NY 10036

      Re: **Annaly Capital Management, Inc.**
                Form 10-K for Fiscal Year Ended
                December 31, 2011
                Filed February 28, 2012
                File No. 001-13447

Dear Ms. Fagan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin Woody

                    Kevin Woody
                    Branch Chief